FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month May, 2009

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                        .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit
1.	Press release dated May 26, 2009, captioned “Information regarding Audited Financial Results for the Financial Year ended 31 March 2009, Un-audited Financial Results for the three months ended 31 March 2009 and Recommendation of Dividend”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 14, 2008. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja
	Name:	Sanjay Baweja
May 26, 2009	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/13504

26 May 2009

Sir,

Sub:	Information regarding Audited Financial Results for the Financial Year ended 31 March 2009, Un-audited Financial Results for the three months ended 31 March 2009 and Recommendation of Dividend.

Pursuant to clause 41 of the listing agreement with Indian Stock Exchanges, please find sent herewith the Audited Financial Results for the Financial Year ended 31 March 2009 and Un-audited Financial Results for the three months ended 31 March 2009, both according to Indian GAAP, which have been considered by the Board of Directors at their 188th meeting held on 26 May 2009 (Attachment “A”). The press release issued in this regard is also attached as Attachment “B”.

2. The Board of Directors have recommended a dividend of Rs.4.50 per share for the Financial Year 2008-09.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Rishabh Aditya

Deputy Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai - 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

Attachment A

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

A. AUDITED FINANCIAL RESULTS (INDIAN GAAP) FOR THE YEAR ENDED

MARCH 31, 2009

(Rs. in lakhs)

	Particulars	For the nine months ended December 31,	For the quarter ended March 31,		For the year ended March 31,
		2008	2009	2008	2009	2008
		(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
1	Revenues from Telecommunication Services	286,250	88,693	85,553	374,943	331,239

2	Expenditure

	a. Network Costs	138,875	37,262	46,242	176,137	184,882
	b. Operating and Other Expenses	56,601	23,850	17,684	80,451	57,662
	c. Salaries and Related Costs	24,221	9,786	6,521	34,007	24,400
	d. Depreciation and Amortisation	29,473	13,054	9,016	42,527	31,786

	e. Total Expenditure (2a to 2d)	249,170	83,952	79,463	333,122	298,730

3	Profit from Operations before Other Income, interest and exceptional items (1 - 2)	37,080	4,741	6,090	41,821	32,509

4	Other Income	13,319	3,966	3,452	17,285	16,563

5	Profit before interest and exceptional items (3+4)	50,399	8,707	9,542	59,106	49,072

6	Interest (net)	8,440	4,422	1,199	12,862	2,888

7	Profit after interest but before exceptional items (5-6)	41,959	4,285	8,343	46,244	46,184

8	Exceptional Items:
	Expense / (Income)
	a. Claim Settlement (Please refer note 3)	9,560	—	—	9,560	—
	b. Profit on sale of long term Investments (Please refer note 4)	—	(34,665)	—	(34,665)	—
	c. Fixed Assets written off	—	—	105	—	1,120

9	Profit / (Loss) from Ordinary Activities before tax (7-8)	32,399	38,950	8,238	71,349	45,064

10	Tax Expense	11,041	8,713	2,635	19,754	14,574

11	Net Profit / (Loss) from Ordinary Activities after tax (9 – 10)	21,358	30,237	5,603	51,595	30,490

12	Extraordinary items (net of tax expense)	—	—	—	—	—

13	Net Profit / (Loss) for the period (11-12)	21,358	30,237	5,603	51,595	30,490

14	Paid up Equity Share Capital (Face value of Rs.10 per share)	28,500	28,500	28,500	28,500	28,500

15	Reserves excluding revaluation reserve	—	—	—	630,535	605,407

16	Earnings Per Share

	Basic and diluted earnings per share (Rs.) (not annualised)	7.49	10.61	1.97	18.10	10.70

17	Aggregate of public shareholding
	a. Number of shares	44,586,570	43,003,978	51,575,478	43,003,978	51,575,478
	b. Percentage of shareholding	15.64	15.09	18.10	15.09	18.10

18	Promoters and Promoter Group Shareholding
	a. Pledged / Encumbered
	- Number of Shares		30,000,000		30,000,000
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)		13.81		13.81
	- Percentage of Shares (as a % of the total share capital of the Company)		10.53		10.53
	b. Non-encumbered
	- Number of Shares		187,207,342		187,207,342
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)		86.19		86.19
	- Percentage of Shares (as a % of the total share capital of the Company)		65.69		65.69

B. SEGMENT INFORMATION:

Business Segments:

(Rs. in lakhs)

Particulars	For the nine months ended December 31,	For the quarter ended March 31,		For the year ended March 31,
	2008	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
Revenues from Telecommunication Services
Wholesale Voice	133,188	40,871	44,360	174,059	169,525
Enterprise and Carrier Data	112,066	32,980	31,437	145,046	122,619
Others	40,996	14,842	9,756	55,838	39,095

Total	286,250	88,693	85,553	374,943	331,239

Segment result
Wholesale Voice	22,900	10,152	6,627	33,052	19,875
Enterprise and Carrier Data	86,285	26,844	26,254	113,129	99,839
Others	24,739	9,445	5,124	34,184	22,105

Total	133,924	46,441	38,005	180,365	141,819

Less:
(i) Interest (net)	(8,440)	(4,422)	(1,199)	(12,862)	(2,888)
(ii) Other Unallocable Expense (net)	(83,525)	(37,734)	(28,463)	(121,259)	(92,747)

Profit before taxes and exceptional items	41,959	4,285	8,343	46,244	46,184

Exceptional (expenses) / income	(9,560)	34,665	(105)	25,105	(1,120)

Profit before taxes	32,399	38,950	8,238	71,349	45,064

Tax Expense	(11,041)	(8,713)	(2,635)	(19,754)	(14,574)

Net Profit	21,358	30,237	5,603	51,595	30,490

Notes to Segments:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others.

Revenues and expenses, which are directly identifiable to the segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and license fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which is not allocable to segments have been classified as “Other Unallocable Expense (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

C. AUDITED CONSOLIDATED FINANCIAL RESULTS (INDIAN GAAP) FOR THE YEAR

ENDED MARCH 31, 2009

(Rs. in lakhs)

		For the year ended March 31,
Particulars		2009	2008
		(audited)	(audited)
1	Revenues from Telecommunication Services	996,317	829,741

2	Expenditure
	a. Network Costs	530,022	476,347
	b. Operating and Other Expenses	208,608	175,935
	c. Salaries and Related Costs	122,730	89,500
	d. Depreciation, Amortisation and Impairment	110,227	78,441

	e. Total Expenditure (2a to 2d)	971,587	820,223

3	Profit from Operations before Other Income, interest and exceptional items (1-2)	24,730	9,518

4	Other Income	21,028	22,912

5	Profit before interest and exceptional items (3+4)	45,758	32,430

6	Interest (net)	30,130	16,418

7	Profit after interest but before taxes and exceptional items (5-6)	15,628	16,012

8	Exceptional Items:
	Expense / (Income)
	a. Claim Settlement (please refer note 3)	9,560	—
	b. Profit on sale of long term Investments	(36,208)	—
	c. Fixed Assets written off	—	1,120

9	Profit / (Loss) from Ordinary Activities before tax (7-8)	42,276	14,892

10	Tax Expense	23,073	17,689

11	Net Profit / (Loss) after tax and before minority interest (9-10)	19,203	(2,797)

12	Minority Interest – Share of Loss	13,178	3,827

13	Share in Loss of Associates	(801)	—

14	Net profit / (Loss) from Ordinary Activities after tax and minority interest (11+12+13)	31,580	1,030

15	Extraordinary item (net of Tax Expense)	—	—

16	Net Profit / (Loss) for the year	31,580	1,030

17	Paid up Equity Share Capital (Face value of Rs.10 per share)	28,500	28,500

18	Basic and diluted earning per share (Rs.)	11.08	0.36

Notes:

1.	The above standalone results of the Company for the year ended March 31, 2009 which have been audited by the statutory auditors and reviewed by the audit committee have been approved by the Board of Directors at their meeting held on May 26, 2009.
2.	The Board of Directors of the Company at its meeting held on December 4, 2007 approved the merger of the Company’s wholly owned subsidiary, VSNL Broadband Limited with the Company effective March 1, 2007. Consequent to the filing of the final certified order dated April 3, 2009 of the Hon’ble Bombay High Court with the Registrar of the Companies, Maharashtra the Scheme of Amalgamation between VSNL Broadband Limited with the Company has become effective from the appointed date of March 1, 2007. The results for the above reported periods have been recast to reflect the effect of the merger.
3.	On August 27, 2008, the arbitration tribunal (the “Tribunal”) of the International Chamber of Commerce, Hague handed down a final award in the arbitration proceedings brought by Reliance Globalcom Limited ("Reliance"), formerly known as ‘FLAG Telecom’, against the Company relating to the FEA cable (Flag Europe Asia Cable System). The Arbitration proceedings have been ongoing since 2004. The Tribunal directed the Company to pay Rs. 9,560 lakhs (US$ 21.45 million) as final settlement against the claimed amount of US$ 385 million. The payment had been accounted for in the quarter ended September 30, 2008.
4.	During the year the Company has sold 36,542,378 shares in Tata Teleservices Limited for Rs.42,422 lakhs at a profit of Rs.34,665 lakhs.
5.	The Board of Directors at its meeting held on May 26, 2009, proposed a dividend of Rs.4.50 per equity share.
6.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current year’s figures.
7.	Investor Complaint status:

Outstanding as on January 01, 2009	Total received during the quarter ended March 31, 2009	Total resolved during the quarter ended March 31, 2009	Outstanding as on March 31, 2009
Nil	NIL	NIL	Nil

For TATA COMMUNICATIONS LIMITED

N. SRINATH
MANAGING DIRECTOR &
CHIEF EXECUTIVE OFFICER

Place : Mumbai.

Date : May 26, 2009

Attachment B

Media Contacts:
S Ravindran Tata Communications 9223306610 ravindran.s@tatacommunications.com	Vaishnavi Corporate Comm. 9223302179 skohari@vccpl.com

Tata Communications consolidated revenues up 20%, EBITDA up 53%.

45% Dividend pay-out recommended

Mumbai, May 26, 2009: Tata Communications Limited reported about Rs 9963 crore (about US$ 2.1 Billion) in consolidated revenues for the year ended March 31, 2009 against Rs 8297 crore for the year ended March 31, 2008, according to audited financial results under Indian GAAP.

The company’s consolidated operating profit (EBIDTA) was up 53% at Rs 1350 crores for the year ended March 31, 2009 as against Rs 880 crores for the year ended March 31, 2008. Net profit was up at Rs 316 crore against Rs 10 crore for the year ended March 31, 2008. This included an extra-ordinary gain of Rs 286 crores (net of taxes) from the sale of shares in Tata Teleservices Ltd.

The Directors have proposed maintaining the dividend at 45%.

“Tata Communications continues to serve its global customers with products and services that are tailored to their requirements even in the midst of the current challenging economic scenario. Our continued investments in infrastructure and services capabilities are highly relevant to our customers in the current environment. We will continue to pursue our vision of delivering a new world of communications to our customers, with a strong focus on service excellence. Towards this goal, we will continue to make prudent investments in expanding our network and services portfolio this year,” said N. Srinath, MD & CEO of Tata Communications.

The company continues its focus on Emerging Markets with the recent completion of its TGN Intra-Asia submarine cable system and strategic partnerships with key telecom players such as Etisalat for enterprise network services, including dedicated Ethernet services for customers seeking connectivity to and from the UAE. Tata Communications and Tata Africa also increased the Tata Group shareholding in Neotel, South Africa’s first converged services operator, to 56% earlier this year.

As a part of its focus on delivering Managed Services, it has entered into several partnerships during this year to develop innovative offerings. Tata Communications has pioneered the public room model for Telepresence services through its partnership with Cisco, the Taj Group of Hotels and the Confederation of Indian Industry. It launched global Content Delivery Network services in partnership with BitGravity.

About Tata Communications

Tata Communications is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Global Network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 400 PoPs, and nearly 1 million square feet of data center and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in operators in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited), Nepal (United Telecom Limited), and subject to approval by the Chinese government, China (China Enterprise Communications)

Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange. (NYSE: TCL)

www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network, failure to develop new products and services that meet customer demands and generate acceptable margins, failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services, failure to stabilize or reduce the rate of price compression on certain of the company’s communications services, failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry, and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.